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SEC 07003850 ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 1200
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger Squier, Chief Financial Officer (415) 449-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300,	San Francisco,	CA	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Jeffrey Zlot, Chief Operating Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Capital Advisors LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public


NANCY L. KELLY
Commission # 1466519
Notary Public - California
Contra Costa County
My Comm. Expires Jan 29, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO CAPITAL ADVISORS LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2006 and 2005

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document

PRESIDIO CAPITAL ADVISORS LLC

CONTENTS

BPM®
BURR, PILGER & MAYER LLP
Accounting • Consulting • Wealth Management

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Presidio Capital Advisors LLC

We have audited the accompanying statements of financial condition of Presidio Capital Advisors LLC (the Company) as of December 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Capital Advisors LLC as of December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Burr, Pilger & Mayer LLP
San Francisco, California
February 27, 2007

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

PRESIDIO CAPITAL ADVISORS LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS	2006	2005
Cash	$ 522,300	$ 287,025
Receivable from clearing broker, including clearing deposits of $105,000	119,007	219,060
Prepaid expenses	44,300	51,685
Property and equipment, net	60,718	86,895
Other assets	37,695	34,430
	$ 784,020	$ 679,095
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 30,121	$ 83,650
Due to related parties	571,744	119,940
Total liabilities	601,865	203,590
Members' equity	182,155	475,505
	$ 784,020	$ 679,095

The accompanying notes are an integral part of these financial statements.

---

1. Nature of Business

Presidio Capital Advisors LLC (the Company) is an investment advisor and a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company commenced operations on January 1, 2003 and is an introducing broker whose customer accounts are carried on a fully disclosed basis pursuant to a clearing agreement with Bear Stearns Securities Corp. The Company is wholly owned by Presidio Financial Partners LLC (the Parent).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

For purposes of the statement of cash flows, cash consists of all cash in the bank. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Revenue Recognition

The Company records commission income on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays an annual California and Texas franchise tax and an annual state fee based upon its annual income.

Continued

2. **Summary of Significant Accounting Policies,** continued

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $15,933 and $21,698 in 2006 and 2005, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year's numbers in order to conform to the presentation in the current period.

3. **Receivables from Clearing Brokers**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges.

The receivables from brokers arise in the normal course of business from the settlement of securities transactions.

4. **Property and Equipment**

Details of property and equipment at December 31, 2006 and 2005 are as follows:

	2006	2005
Computer hardware	$ 59,172	$ 23,673
Furniture and fixtures	53,000	53,000
Office and other equipment	24,163	58,598
Computer software	10,054	10,054
Leasehold improvements	446	446
	137,835	145,771
Less accumulated depreciation and amortization	(86,117)	(58,876)
	$ 60,718	$ 86,895

Depreciation expense for the years ended December 31, 2006 and 2005 totaled $27,573 and $26,505, respectively.

Continued

4. **Property and Equipment**, continued

In 2005, the Company sold fixed assets with a net book value of $15,814 to a related entity, Presidio Wealth Management, LLC. The Company received cash proceeds equal to the net book value of the assets.

5. **Retirement Plans**

The Company has a Simple-IRA Retirement Plan and it is available to all regular full-time employees who have completed at least one year of full-time service. Employees become members and participants in the Plan upon meeting plan eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. In 2006 and 2005, the Company made contributions of $3,962 and $22,532, respectively.

6. **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate Indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $42,957, which was approximately $2,813 in excess of its minimum requirement of approximately $40,144. The Company's aggregate indebtedness to net capital ratio was 14.01 to 1. At December 31, 2005, the Company's net capital was approximately $302,500, which was approximately $289,000 in excess of its minimum requirement of approximately $13,500. The Company's aggregate indebtedness to net capital ratio was 0.67 to 1.

7. **Off-Balance Sheet Risk**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. The receivables from the clearing broker are pursuant to a clearance agreement.

8. **Concentrations of Credit Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Continued

8. **Concentrations of Credit Risk**, continued

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. As of December 31, 2006 and 2005, the Company's uninsured cash balances totaled $427,831 and $197,679.

9. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. **Related Party Transactions**

The Company has outstanding payables with related entities. As of December 31, 2006, the following related entities are owed by the Company:

Presidio Wealth Management	$471,108
Presidio Merchant Partners	100,306
Presidio Financial Partners	330

Pursuant to lease agreements entered into by the Presidio Financial Partners LLC, the Company pays rent for office space. Rent for the office space is then allocated to the Company based on the number of employees allocated to the Company during each month. Rent expense based upon these agreements for the year ended December 31, 2006 and 2005 was $98,571 and $98,899, respectively.

Minimum future operating lease commitments for occupancy leases as of December 31, 2006 were as follows:

Year ending December 31:	
2007	$ 45,389
2008	46,660
2009	46,660
2010	49,202
2011	49,202
Thereafter	32,801
	$269,914

ADDITIONAL REPORT

BPM®
BURR, PILGER & MAYER LLP
Accounting ▪ Consulting ▪ Wealth Management

To the Managing Member
Presidio Capital Advisors LLC

In planning and performing our audit of the financial statements and supplemental schedule of Presidio Capital Advisors, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, National Association of Securities Dealers, Inc., NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Burr, Pilger & Mayer LLP
San Francisco, California
February 27, 2007

END